UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK


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                                       |         Chapter 11
In re:                                 |
                                       |         Case No. 01-16034 (AJG)
ENRON CORP., ET AL.,                   |
                                       |
                                       |         Jointly Administered
                                       |
Debtors.                               |
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                   AMENDED ORDER AUTHORIZING CONTINUED USE OF
                 EXISTING BANK ACCOUNTS, CASH MANAGEMENT SYSTEM,
                     CHECKS AND BUSINESS FORMS, AND GRANTING
                 INTER-COMPANY SUPERPRIORITY CLAIMS, PURSUANT TO
                  11 U.S.C. ss.ss. 361, 363(E), 364 AND 507(B),
                             AS ADEQUATE PROTECTION

          Upon consideration of the motion, dated December 12, 2001 (the "Initial Cash Management Motion"), filed by Enron Corp. and certain of its affiliated entities, as debtors and debtors in possession (collectively, the "Debtors"), seeking entry of an order authorizing the Debtors' continued use of their existing bank accounts, cash management system (the "Centralized Cash Management System"), checks and business forms; and of the motion, dated January 17, 2002 (the "Trading Creditors' Motion"), filed by various trading creditors of Enron North America ("ENA"), seeking entry of an order, among other things, excepting ENA from the Debtors' existing cash management system; and of the various joinders filed in respect of the


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Trading Creditors' Motion; and of the objection to the Trading Creditors'
Motion, dated January 27, 2002, filed by the Debtors; and of the limited objection to the Trading Creditors' Motion, dated January 28, 2002, filed by Citicorp USA, Inc. and JP Morgan Chase Bank, in their respective capacities under the DIP Credit Agreement (as such agreement is defined in the Interim Order Authorizing Debtors to Obtain Post-Petition Financing Pursuant to 11 U.S.C. ss.ss. 105, 361, 362, 364(c)(1), 364(c)(3) and 364(d)(1) and Scheduling
Final Hearing Pursuant to Bankruptcy Rule 4001(c), dated December 3, 2001 (the "Interim DIP Financing Order"), as may be modified from time to time); and of the response to the Trading Creditors' Motion, dated February 5, 2002 (the "Committee Response"), filed by the Official Committee of Unsecured Creditors (the "Committee"); and the Court having jurisdiction to consider the Initial Cash Management Motion and the Trading Creditors' Motion (collectively, the "Motions") and all related pleadings; and it appearing that the resolution proposed by the Committee Response is in the best interest of the Debtors, their estates and creditors; and it appearing that due notice of the Motions has been given and no other or


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further notice need be given; and upon the proceedings before the Court; and
good and sufficient cause appearing;

          IT IS HEREBY ORDERED THAT:

          1. The Order, dated December 3, 2001, approving the Initial Cash Management Motion is hereby amended and superseded as follows.

          2. The Debtors are authorized to: (a) continue all processes necessary to close all accounts of the Enron Companies/1 maintained at Bank of America,
(b) maintain and continue to use any or all of their existing bank accounts in the names and with the account numbers existing immediately prior to their chapter 11 cases; provided, however, that the Debtors reserve the right to close some or all of their prepetition bank accounts and open new debtor in possession accounts; (c) deposit funds in and withdraw funds from any such accounts by all usual means including, but not limited to, checks, wire transfers, automated clearinghouse transfers, electronic funds transfers and other debits; and (d) treat their prepetition bank accounts (and any accounts opened postpetition) for all purposes as debtor in possession accounts.

--------
1 Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Initial Cash Management Motion.


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          3. All of the banks with which the Debtors maintain Bank Accounts are authorized (a) to continue to maintain, service and administer such accounts in accordance with the terms of any agreements governing such accounts and (b) to rely on representations of the Debtors as to which checks, wires or ACH transfers issued or dated prior to the Petition Date (i) may not be paid by law or (ii) are permitted to be paid pursuant to Orders of this Court. Such banks shall have no liability to any party for relying on the directions of the Debtors as provided for herein.

          4. Except as otherwise required by any applicable cash collateral or postpetition financing orders or the DIP Credit Agreement, the Debtors are authorized to continue to utilize the Centralized Cash Management System as described in the Initial Cash Management Motion. Accordingly, except as required by the DIP Credit Agreement, the Debtors are not required to establish separate accounts for cash collateral and/or tax payments. Further, the Debtors are authorized to pay any costs or expenses associated with the maintenance of the Centralized Cash Management System. Notwithstanding anything to the contrary in this or any prior Order of the Court, the


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Debtors' authority to continue use of the Centralized Cash Management System is hereby conditioned on the Debtors having no more than $250 million in outstanding DIP Obligations, subject to increase by a maximum amount of $150 million at the final hearing on DIP financing.

          5. Junior Reimbursement Claims and Junior Liens. Notwithstanding any other Order of the Court, and as adequate protection for each Debtor for the continued use of the Centralized Cash Management System, to the extent that any Debtor transfers (or transferred) property (including cash) following the Petition Date (the "Adequately Protected Debtor") to or for the benefit of any other Debtor (the "Beneficiary Debtor"), with an aggregate fair value in excess of the aggregate fair value of property (including cash) or benefit received by the Adequately Protected Debtor from the Beneficiary Debtor following the Petition Date, then the following shall apply:

          (a) the Adequately Protected Debtor shall have (x) an allowed claim against the Beneficiary Debtor for the fair value of property (including cash) or benefit transferred (net of any reasonable expenses for overhead or other services reasonably allocated or reasonably charged


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to the Adequately Protected Debtor), under Sections 364(c)(l) and 507(b), having priority over any and all administrative expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, which claim shall bear interest at the Prevailing Rate (as defined in paragraph 7 hereof) for the period accruing from and after the date such claim arises until repayment thereof (collectively, the "Junior Reimbursement Claim") and (y) a lien on all property of the Beneficiary Debtor's estate under Section 364(c)(3) of the Bankruptcy Code securing such Junior Reimbursement Claim (Junior Lien);

          (b) (i) all Junior Reimbursement Claims and Junior Liens shall be junior, subject and subordinate only to the superpriority claims and liens granted to the Agents and the DIP Lenders in respect of the Debtors' DIP Obligations (as such terms are defined in the Interim DIP Financing Order), and to any claims against such Beneficiary Debtor that are expressly senior to, or carved out from, such claims of the Agents and DIP Lenders; (ii) the Adequately Protected Debtor shall forbear from exercising, and shall not be entitled to exercise, any right or remedy relating to any Junior Lien or Junior Reimbursement Claim including, without limitation, seeking


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relief from the automatic stay, or seeking any sale, foreclosure, realization upon or repossession or liquidation of any property of another Debtor, or taking any position with respect to any disposition of the property, the business operations, or the reorganization of another Debtor; and (iii) the Agents for the DIP Lenders shall have the exclusive right to manage, perform and enforce all such rights and remedies described in the preceding clause (ii), and under the Documents (as such term is defined in the Interim DIP Financing Order) and the Adequately Protected Debtor shall immediately, upon the request of the Agents for the DIP Lenders, release or otherwise terminate its Junior Lien, to the extent that the property subject to such Junior Lien is sold or otherwise disposed of by the Agents or the other Debtors, in the case of each of clauses
(i), (ii) and (iii) above or the Documents;

          (c) with respect to effect of Junior Liens on any sale of property by the Debtors, (i) the Debtors may sell property, in accordance with Section 363 of the Bankruptcy Code, free and clear of any Junior Lien with such lien attaching to the proceeds of sale in the same priority as existed in respect of the property sold, (ii)


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the provisions of Section 363(k) of the Bankruptcy Code shall not apply and
(iii) in no event shall the Agents be subject to the doctrine of "marshaling" or similar equitable doctrine;

          (d) unless otherwise ordered by the Court, after notice and a hearing, no transfers of property (including cash) shall be made following the date hereof by any Debtor to or for the benefit of any other Debtor (other than in respect of repayment of the DIP Obligations, if any) unless the aggregate fair value of assets (including Junior Reimbursement Claims) of the proposed Beneficiary Debtor, immediately prior to such transfer, exceeds the sum of (x) all outstanding DIP Obligations in excess of the amount of cash collateral being held in escrow by the DIP Agents, (y) all claims against the proposed Beneficiary Debtor that are expressly senior to, or carved out from, claims in respect of the DIP Obligations (excluding setoff rights whose exercise has not previously been authorized by the Court) and (z) all Junior Reimbursement Claims allowable against the proposed Beneficiary Debtor, immediately after such transfer; and


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          (e) no provision of this Order shall supercede or alter the rights of the Agents or the DIP Lenders under the DIP Credit Agreement or the Documents.

          6. Non-Debtor Affiliates. Except as provided in an Allocation Order (as defined below) or any other Order of this Court, unless otherwise ordered by the Court, after notice and a hearing, no transfers of property (including cash) shall be made following the date hereof by any Debtor to or for the benefit of a non-debtor affiliate (as such term is defined in Section 101(2) of the Bankruptcy Code) of any Debtor unless the aggregate fair value of assets of such non-debtor affiliate, immediately prior to such transfer, exceeds the aggregate liabilities of such non-debtor affiliate, immediately prior to such transfer, by at least 15%. To the extent that any Debtor transfers (or transferred) property (including cash) following the Petition Date to or for the benefit of any non-debtor affiliate, with an aggregate fair value in excess of the aggregate fair value of property (including cash) or benefit received by the transferring Debtor from such non-debtor affiliate, the transferring Debtor shall be deemed to have made an intercompany loan to such non-debtor affiliate in the principal amount equal to the net fair


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value of property (including cash) or benefit transferred (net of any reasonable expenses for overhead or other services allocated or charged to the transferring Debtor) following the Petition Date (an "Intercompany Loan"). Each Intercompany Loan shall accrue interest at the Prevailing Rate for the period such Intercompany Loan is outstanding, and shall be evidenced by a book entry as a debt obligation payable by such non-debtor affiliate. Unless otherwise ordered by the Court, after notice and a hearing, the aggregate Intercompany Loans by all Debtors outstanding at any time shall not exceed (x) $30,000,000 to any individual non-debtor affiliate or (y) $70,000,000 to all non-debtor affiliates, taken as a whole; provided, however, that the foregoing permitted maximum amounts shall be reduced to $25,000,000 and $50,000,000, respectively, on or before the 45th day after entry of this Order.

          7. Prevailing Rate. For purposes of paragraphs 5 and 6 hereof, the "Prevailing Rate" accruing on any Junior Reimbursement Claim or Intercompany Loan shall mean the one-month LIBOR plus 250 basis points, measured on the first business day of any month in which such Junior Reimbursement Claim or Intercompany Loan is outstanding, attributed to the average outstanding balance for the whole


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month. The foregoing rate may be subject to adjustment pursuant to any
Allocation Order (as defined below) subsequently entered by this Court.

          8. Reasonable Commercial Judgment. In making any determination of value required by paragraphs 5 and 6 of this Order, no employee, agent or representative of any Debtor or non-debtor affiliate shall be in violation of this Order or have any liability, provided that such employee, agent or representative uses reasonable commercial judgment (including consultation with the Debtors' professionals) in making such determination. Nothing in this paragraph shall alter the obligations imposed on the Debtors or their non-debtor affiliates hereunder.

          9. Restriction on PGE Option. As additional adequate protection for each Debtor for the continued use of the Centralized Cash Management System, Enron Corp. shall take all necessary corporate action to cause its wholly-owned subsidiary, Enron Northwest Assets, LLC, a Delaware limited liability company ("Enron NW Assets") to not exercise the PGE Option. "PGE Option" means the option held by Enron NW Assets, pursuant to an Option Agreement dated as of May 7, 2001, between Enron Corp. and Enron NW


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Assets, to purchase the issued and outstanding shares of common stock of
Portland General Electric Company, an Oregon corporation, held by Enron Corp.

          10. ENA-Specific Protection. As additional adequate protection for the use of property (including cash) of Enron North America, Inc. ("ENA"), a representative of ENA shall be added to the Debtors' cash approval and risk assessment committees (the "Committees") prior to any transfers from ENA to another Debtor, made following the date hereof. The examiner appointed for ENA shall consult with the ENA representative regarding matters pertaining to ENA and reviewed by the Committees. Commencing upon the entry of this Order and continuing for thirty (30) days thereafter, no transfers of cash of ENA shall be permitted to be made to any Debtor or non-debtor affiliate other than to pay for direct actual expenses of ENA, or a direct or indirect subsidiary of ENA, including, without limitation, payroll expenses, wholesale power purchases, and funds to support any letters of credit posted or to be posted for the direct benefit of ENA, or a direct or indirect subsidiary of ENA. As part of any Allocation Order (as defined below), there shall be a limitation on the maximum balance of net ENA post-petition


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intercompany receivables from all other Debtors, taken as a whole. Within five business days after entry of this Order, ENA shall establish a separate cash concentration account in accordance with Section 5.07 of the DIP Credit Agreement.

          11. No Recoupment or Setoff. Junior Reimbursement Claims and Intercompany Loans shall not be subject to recoupment or setoff on account of any debt arising prior to the Petition Date.

          12. Reporting. As additional adequate protection for each Debtor for the continued use of the Debtors' Centralized Cash Management System, and as a condition thereof: (A) the Debtors shall keep a detailed accounting recording all intercompany transfers of property (including cash) and intercompany benefit conferred, and reflecting all Junior Reimbursement Claims (including interest thereon); (B) the Debtors shall provide details and summary information regarding cash disbursements of the Debtors on a confidential basis to the Committee and the Agents, as reviewed by the Debtors' cash approval committee, including all payments between Debtors and non-debtor affiliates, and shall permit advisors to the Committee to monitor daily cash approval committee meetings; (C) the Debtors shall


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provide a report weekly on a confidential basis to the Committee and the Agents of (i) the cash balances of each Debtor as of the Petition Date and as of each business week ended thereafter; (ii) cash receipts and disbursements by individual Debtor, categorizing such receipts and disbursements as between or on behalf of other Debtors, non-debtor affiliates and unrelated third parties;
(iii) the use of any borrowings or letter of credit issuances under the DIP Credit Agreement, (iv) the amount of outstanding Junior Reimbursement Claims of each Debtor against each other Debtor and the amount of outstanding Intercompany Loans by each Debtor to each non-debtor affiliate and (v) a written computation reflecting the valuation of assets and liabilities as was required to be performed by the Debtors during the prior week as a condition to making any intercompany transfers pursuant to paragraphs 5 and 6 hereof, provided, however, that the Debtors shall not be in violation of this clause (v) if they develop a methodology in consultation with the Committee to comply with this clause (v), and so comply, within 30 days after entry of this Order; (D) within 45 days after the end of each calendar month, the Debtors shall provide on a confidential basis to the Committee and


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the Agents respective balance sheets for each Debtor and for each non-debtor affiliate that has an outstanding Intercompany Loan; and (E) the Debtors shall provide the Committee with notice and copies of any waivers or other modifications received or requested in respect of the DIP Credit Agreement as soon as practicable (but in no event later than one business day) thereafter. Any report generated pursuant to this paragraph 12 shall be provided by the Debtors to the ENA examiner.

          13. Reservation of Rights. Any party in interest including, without limitation, the Debtors, the Committee and the Agents, shall have the right to seek modification of this Order for cause shown, on five (5) business days' notice to the Debtors, the Committee, the Agents and the U.S. Trustee.

          14. No Prejudice. Notwithstanding anything contained in this Order to the contrary, this Order shall not prejudice or have any preclusive effect with respect to any proceeding, motion, objection or claim brought or filed by or through National Energy Production Corp., or any of its creditors, asserting any constructive trust, earmarking or related legal theory with respect to any funds being maintained in the Centralized Cash Management System.


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Nothing in the immediately preceding sentence shall constitute a finding or order with respect to the standing of any party to bring or file any such proceeding, motion, objection or claim and nothing in this order shall be deemed to determine that claims of constructive trust, earmarking, or related claims give rise to any greater rights than prepetition, general, unsecured claims and rights of all parties in interest to litigate those issues are preserved.

          15. Allocation of Shared Overhead Expenses. The Debtors shall, after consultation with the Committee, develop a formula for allocation, from and after the Petition Date, of shared overhead expenses among the Debtors and, if applicable, their non-debtor affiliates, and shall file a motion with the Court seeking approval of such allocation formula within 30 days after entry of this Order (any such Order granting such approval being an "Allocation Order").

          16. The Debtors are authorized to use their existing check stock, and business form stock, rather than obtain new stock reflecting their status as debtors in possession and listing the chapter 11 case numbers under which these cases are being jointly administered; provided,


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however, that, as soon as practicable, the Debtors shall manually imprint the legend "debtor in possession" on existing checks, and provided, further, that if the check stock or the business forms stock is depleted, then the Debtors shall obtain new check stock and/or business forms stock reflecting their status as debtors in possession.

DATED:   New York, New York
         February 25, 2002

                                           s/Arthur J. Gonzalez
                                           ---------------------------------
                                           UNITED STATES BANKRUPTCY JUDGE



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